                         [OLD COUNTRY BUFFET LETTERHEAD]

Contact:  Clark C. Grant                                   FOR IMMEDIATE RELEASE
          Executive VP of Finance, Treasurer                  October 24, 1995

                                  BUFFETS, INC.

                            ADOPTS SHARE RIGHTS PLAN

EDEN PRAIRIE, MINNESOTA, October 24, 1995 -- The Board of Directors of Buffets, Inc. (NASDAQ: BOCB) today approved a share rights plan designed to enable the Board to protect the company's shareholders from certain undesirable takeover attempts that would deny them the long-term value of their investment.

Roe H. Hatlen, Chairman and Chief Executive Officer, emphasized that the company has no knowledge that anyone is considering a takeover of the company. He said that the Board nevertheless believes the plan is a prudent step. "The shareholder rights plan is intended to increase the likelihood that the company's shareholders will realize the long-term value of their investment in the company," Hatlen said.

Under the plan:

     The company will distribute as a dividend one right for each share of the company's common stock outstanding on November 13, 1995. Each right will entitle its holder to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $65.00 subject to adjustment. The rights expire on November 13, 2005 (subject to extension) unless they are redeemed or exchanged prior to that date.

     The rights are exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the company's outstanding common stock or announces a tender or exchange offer which, if completed, would result in that person or group beneficially owning 20 percent or more of the company's outstanding common stock.

     The company will be entitled to redeem the rights at $.01 per right, subject to adjustment, at any time prior to an acquisition by a person or group of 20 percent or more of the company's outstanding common stock and-- unless there has been a change in control of the company's Board--during the 20-day period thereafter (subject to possible extension).

Buffets, Inc.
10/24/95 Press Release - Share Rights Plan
Page 2 of 2

     Following expiration of the redemption period, each right--except those held by a 20 percent shareholder or its affiliates or associates, which become void--would become exercisable for the company's common stock having a market value equal to twice the right's exercise price (subject to possible adjustments) if a person or group has acquired beneficial ownership of 20 percent or more of the company's outstanding common stock.

     If the company is acquired in certain mergers or similar transactions after or within 15 days before the rights become exercisable, each right that has not become void would become exercisable for common stock of the acquiring company, or its affiliate, having a market value of twice the right's exercise price.

The last two provisions would not apply to certain tender or exchange offers which are approved by the Board of Directors prior to a change in control of the Board or to certain mergers following such offers.


In certain circumstances, the company may exchange the rights for shares of the company's common stock, delay or temporarily suspend the exercisability of the rights or reduce the 20 percent stock ownership threshold to not less than 10 percent.

A summary of the share rights plan will be distributed in November to all shareholders of record as of November 13, 1995.

The Company currently operates 236 restaurants in 31 states and franchises six restaurants in two states.